UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

CONE MIDSTREAM PARTNERS LP

(Name of Issuer)

Common Units representing

Limited Partnership Interests

(Title of Class of Securities)

206812109

(CUSIP Number)

Kenneth M. Fisher

Noble Energy, Inc.

1001 Noble Energy Way

Houston, Texas 77070

(281) 872.3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 206812109	Page 2 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Noble Energy, Inc. 73-0785597
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,519,061 Common Units
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,519,061 Common Units
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,519,061 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%[1]
14	TYPE OF REPORTING PERSON CO - corporation

[1]	The percentages relating to common shares reported herein are based on 29,163,121 common units outstanding as of October 16, 2014, as reported in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission by the Issuer on October 30, 2014.

SCHEDULE 13D

CUSIP No. 206812109	Page 3 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Noble Midstream Services, LLC 47-1697147
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,519,061 Common Units
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,519,061 Common Units
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,519,061 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON OO - limited liability company

SCHEDULE 13D

CUSIP No. 206812109	Page 4 of 7

This Amendment No. 1 on Schedule 13D/A (“Amendment No. 1”) is being filed by Noble Energy, Inc., a Delaware corporation (“Noble Energy”) and Noble Midstream Services, LLC, a Delaware limited liability company (“Noble Midstream”) to amend the Schedule 13D originally filed on October 10, 2014 (the “Original 13D”) by Noble Energy.

Item 1. Security and Issuer.

This statement on Schedule 13D, as amended (the “Schedule”) is being filed by Noble Energy and Noble Midstream (collectively, the “Reporting Persons”), under the Securities Exchange Act of 1934, as amended ) the “Exchange Act”). The class of equity securities to which this Schedule relates is common units representing limited partner interests (the “Common Units”) of CONE Midstream Partners LP, a Delaware limited partnership (the “Issuer”). The address of the principal executive offices of the Issuer is 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317.

Item 2. Identity and Background.

Item 2 of the Schedule is hereby amended to read in its entirety as follows:

(a) This Schedule 13D is being filed by Noble Energy and Noble Midstream.

Certain information required by this Item 2 concerning the executive officers, directors and managers of Noble Energy is set forth on Exhibit 99.1, attached hereto, which is incorporated herein by reference.

(b) The business address of each Reporting Person is 1001 Noble Energy Way, Houston, Texas 77070.

(c) The Reporting Persons are engaged in the energy business.

(d)-(e) Neither Reporting Person has and, to the best of its knowledge, the executive officers and directors of each Reporting Person, as applicable, have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule is hereby amended to read in its entirety as follows:

In 2011, Noble Energy and CONSOL Energy Inc. (“CONSOL” and, together with Noble Energy, the “Sponsors”) formed CONE Gathering LLC (“CONE”) to develop, own and operate natural gas and condensate midstream assets to service the Sponsors’ joint natural gas and condensate production in the Marcellus Shale. Each Sponsor owns a 50% interest in CONE. In 2014, CONE formed the Issuer.

On September 30, 2014, the Issuer completed an initial public offering of 20,125,000 Common Units (the “IPO”). In connection with the completion of the IPO, the Sponsors, CONE, CONE Midstream GP LLC (the “GP”) and the Issuer entered into a contribution, conveyance and assumption agreement, dated September 30, 2014 (the “Contribution Agreement”), pursuant to which (a) the Sponsors (through CONE) contributed to the Issuer controlling interests in certain natural gas gathering pipelines and compression and dehydration facilities, as well as condensate gathering, collection, separation and stabilization facilities, and (b) CONE received in exchange 9,038,121 Common Units and 29,163,121 subordinated units representing limited partner interests in the Issuer (the “Subordinated Units” and, together with the Common Units, the “LP Units”). Each Subordinated Unit will convert into one Common Unit at the end of the subordination period, as described in the Prospectus filed with the Securities and Exchange Commission by the Issuer on September 25, 2014 relating to the IPO.

SCHEDULE 13D

CUSIP No. 206812109	Page 5 of 7

Upon the completion of the foregoing actions, and pursuant to the Contribution Agreement, CONE distributed to each of the Sponsors one-half of the LP Units previously received from the Issuer. As a result, Noble Energy owned 4,519,061 Common Units and 14,581,560 Subordinated Units. While CONE no longer holds any LP Units, it continues to own (i) the GP which in turn owns the 2% general partner interest in the Issuer, and (ii) incentive distribution rights in the Issuer.

Effective as of January 1 2015, Noble Energy contributed to Noble Midstream, among other things, 4,519,061 Common Units and 14,581,560 Subordinated Units.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule is hereby amended to read in its entirety as follows:

The Reporting Persons acquired the LP Units solely for investment purposes.

The following describes any other plans or proposals that any Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The Reporting Persons have no present plans or proposals to sell the Issuer’s securities and/or to buy additional such securities. In determining from time to time whether to sell the Issuer’s securities reported as beneficially owned in this Schedule 13D (and in what amounts), whether to retain such securities, or whether to buy additional securities of the Issuer (in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise), the Reporting Persons will take into consideration such factors as it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, stock market conditions, regulatory matters, and other opportunities available to the Reporting Persons.

(b)-(j) None.

The Reporting Person may change its plans or proposals in the future.

Item 5. Interests in Securities of the Issuer.

Item 5 of the Schedule is hereby amended to read in its entirety as follows:

(a) Noble Midstream is the record and beneficial owner of 4,519,061 Common Units, which represents approximately 15.5% of the outstanding Common Units and 14,581,560 Subordinated Units, which represents 50% of the outstanding Subordinated Units. As a result, Noble Midstream is the record and beneficial owner of 19,100,621 LP Units, which represents approximately 34.3% of the outstanding Common Units and Subordinated Units taken as a whole.

Noble Energy wholly owns Noble Midstream. Noble Midstream is a manager-managed limited liability company that is ultimately fully controlled by Noble Energy.

The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, it is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.

Except as indicated in Item 4, this Item 5 or as set forth in Exhibit 99.1, neither Reporting Person nor, to the best of its knowledge, any of the persons named in Exhibit 99.1 to this Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any Common Units.

(b) The Reporting Persons have the sole power to vote or dispose of, or direct the voting or disposition of, 4,519,061 Common Units, which represents approximately 15.5% of the outstanding Common Units and 14,581,560 Subordinated Units, which represents 50% of the outstanding Subordinated Units.

(c) Except as otherwise described herein, the Reporting Persons have not entered into any transactions in the Issuer’s securities effected within the 60 days preceding this filing.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units being reported on this Schedule 13D.

(e) Not applicable.

SCHEDULE 13D

CUSIP No. 206812109	Page 6 of 7

Item 6. Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule is hereby amended by adding the following:

Effective as of January 1, 2015, in connection with the contribution by Noble Energy of 4,519,061 Common Units and 14,581,560 Subordinated Units to Noble Midstream as described under Item 3, Noble Midstream agreed to be bound by the provisions of the lock-up agreement for the remaining portion of the lock-up period.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Additional Information Regarding Reporting Persons

Exhibit 99.2	Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on September 29, 2014)

Exhibit 99.3	Form of Lock-Up Agreement (incorporated by reference to Exhibit D-1to the Underwriting Agreement)

Exhibit 99.4	Joint Filing Agreement, dated January 12, 2015 among the Reporting Persons

SCHEDULE 13D

CUSIP No. 206812109	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

January 12, 2015

NOBLE ENERGY, INC.

By:	/s/ Kenneth M. Fisher
Name: Kenneth M. Fisher
Title: Executive Vice President and Chief Financial Officer

NOBLE MIDSTREAM SERVICES, LLC

By:	/s/ John A. Huser
Name: John A. Huser
Title: Manager and Vice President - Finance